August 14, 2009

Mr. Larry Spirgel, Assistant Director

Mr. Robert Littlepage, Accountant Branch Chief

Mr. Joe Cascarano, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

BY COURIER AND FILED VIA EDGAR

Re:	Hutchison Telecommunications International Limited

Form 20-F for the fiscal year ended December 31, 2007

Filed May 9, 2008

File No. 001-32309

Dear Mr. Spirgel, Mr. Littlepage and Mr. Cascarano,

We refer to the letter we received from the Staff of the United States Securities and Exchange Commission (the “Commission”) dated June 26, 2009, relating to our supplemental response letter dated May 7, 2009 and the annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”) filed by Hutchison Telecommunications International Limited (the “Company”) on May 9, 2008.

Set forth below are our responses to the comments raised by the Staff. The comments are repeated below in bold and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the same meaning assigned to those terms in the 2007 Form 20-F. The Company has not amended the 2007 Form 20-F in connection with the Staff’s comments.

Subsequent Events, page F-67

Fair Value of Towers

1.	In regards to the Company’s method of establishing that the $500 million sales price of the towers was at fair value, please answer the following:

a.	How did you consider site preparation costs (including costs associated with construction of other required assets on site) in the analysis? Are these included in the “other associated costs”?

As explained on page 3 of our letter dated February 9, 2009, “other associated costs” only include costs for various consents, permits and regulatory approvals required by various levels of the Indonesian government. Site preparation costs, which include access road, foundation, tower erection, power supply connection, shelter, etc., are included in the cost of the tower itself.

b.	Would the fact that the bid towers will be constructed by a Chinese network vendor impact a market participant’s view of fair value of the bid towers? If not, please explain?

It should not. A market participant would be concerned with the quality of the construction of the towers as well as materials and design used. Our towers are constructed by all of our vendors according to our strict, largely standardized, specifications, which are controlled by our acceptance criteria. We also note that vendors typically sub-contract construction to local contractors in the business of tower construction.

c.	Isn’t the Company’s selection of a network vendor with the lowest price an indication of what other market participants would consider if deciding to purchase or build a tower? If not, why?

Not necessarily, because a particular market participant’s selection of a network vendor depends on a number of considerations, and the weighting of these considerations differs from participant to participant and from time to time.

Price is only one consideration, others include:

•	What rollout experience does the vendor have, either in the market concerned or in other markets (i.e. what is the known about the vendor’s ability to perform)?

•

What experience or relationship with that vendor does the participant have, either in the market concerned or in other markets (For example, we have through our global telecom operations of over 25 years more experience with more vendors than many other operators.)?

•	Based on its relationship with the vendor, does the participant have the ability to leverage that relationship in negotiating with the vendor?

•

Which vendor or vendors have supplied the existing network that the participant wants to expand, replace or supplement (i.e. is it a greenfield project or, if not, is the equipment compatible with existing equipment)?

•	What are the time/cash constraints of the vendor?

All the considerations listed above, not just price, are taken into account and are weighed differently by each market participant at different times of their business development in determining which vendor to select.

d.	Are there any unique characteristics (such as height, type of tower, etc) of the subject towers that are not factored into the bids? Would these factors impact the fair value analysis?

No, there are no unique characteristics that are not factored into the bids. The final contract price is simply computed based on the bid price for the mix of towers of a particular size.

Fair Value of Leased Asset

2.	In regards to the Company’s method of determining fair value of the leased assets, please answer the following:

a.	Explain why a Weighted Average Cost of Capital (WACC) was utilized as the discount rate for the leased asset. Typically, a WACC is utilized in the valuation of a business enterprise and not an individual asset.

We have used the optimal WACC of HCPT (based on its optimal capital structure) as the discount rate because the other relevant forms of data that are more commonly used in more mature markets, such as rental yield of tower, WACC of tower operator and tower project financing cost, are not available in Indonesia. We believe that, lacking the more commonly used alternatives, our choice of discount rate is appropriate because the risk characteristics inherent in HCPT, which still owns towers as its major assets, are similar to those inherent in the leased assets.

b.	What is the timing of the cash flows for the lease payments? (Beginning of Period? End of Period? Monthly?) How has this been reflected in the fair value estimate?

Pursuant to the terms of the master lease agreement with Protelindo, the lease payments are made annually in advance. In arriving at US$350 million as the fair value of the leased assets, we have properly reflected this payment in our calculation under the income approach. Please refer to Appendix I of our response letter dated February 9, 2009 and Note 5 to Appendix I, which states that the year-1 cash flow was not discounted.

c.	Please provide a description of the “Capital Allowance” and why it appears to provide a tax shield in the fair value estimate.

Capital allowance is a tax allowance for capital expenditure incurred by a business enterprise. Under Indonesian tax regulations, in determining its assessable income, an enterprise is entitled to an annual deduction for the write-off of the cost of its telecommunications and network equipment that has a beneficial life of over 16 years. These annual deductions are made on a straight-line basis over the life of the assets. In determining the fair value of the leased assets under an income approach, since the WACC that has been used as the discount rate is calculated on an after-tax basis, the future cash flows have, accordingly, also been estimated on an after-tax basis.

d.	How has the Company determined that the contractual lease rates are representative of arm-length lease rates between market participants?

As discussed in our previous response letters to the Staff, in determining if the contractual lease rates with Protelindo represent fair value, the Company has benchmarked the lease rates under the master lease agreement with Protelindo against the lease rates in a tower leasing deal between HCPT and another third-party telecommunications operator that was concluded in early April 2008 (please see page 7 of our response letter dated October 10, 2008) and against six other tower leasing transactions that HCPT entered into with other third-party tower operators between July 2008 and December 2008 (please see page 9 of our response letter dated December 18, 2008). All of the lease agreements that were used for benchmarking purposes were “pure” operating lease transactions (not involving sale and/or repurchase arrangements) with unrelated third parties and each of them was negotiated and entered into on an arm’s length basis. The monthly lease rates under these other lease agreements are approximately 8% higher than the contractual lease rates with Protelindo under the master lease agreement, a margin of difference that we consider to be reasonable for this purpose. We believe that the slightly higher pricing under these other agreements is primarily a result of the smaller number of towers being covered in the agreements.

On the basis that (i) the towers that HCPT leased under these lease agreements are comparable to the towers leased from Protelindo; (ii) the towers leased under these lease agreements are at locations comparable to those leased from Protelindo; and (iii) the terms of these lease agreements were arrived at through negotiations with unrelated third parties, the Company considers the contractual lease rates with Protelindo to be comparable with the lease rates in these lease transactions that have been used for benchmarking. Accordingly, the Company believes that the lease rates with Protelindo approximate fair value and are representative of arm’s length lease rates between market participants.

Present Value of Minimum Lease Payments

3.	When calculating the present value of the minimum lease payments for the purpose of determining the appropriate lease classification as either operating or financing, has the Company used the same after-tax cash flow assumptions (except for the difference in expected life) and discount rate utilized in its fair value of the lease asset analysis? If so, please explain why this is appropriate? Refer also to paragraph 4 & 20 of IAS 17.

We used after-tax cash flow assumptions in making these calculations, and we did consider paragraphs 4 and 20 of IAS 17 in deciding to do so. In our view, while acknowledging that the standard should be interpreted as requiring pre-tax cashflow assumptions, we nevertheless consider it appropriate in this case to use after-tax cash flow assumptions and discount rate in calculating the present value of the minimum lease payment given our use of an after-tax discount rate and minimal timing difference in tax.

However, if we were to use pre-tax cash flow assumptions and discount rate in the calculation, the present value of the minimum lease payment still would not represent substantially all of the fair value of the leased assets. The detailed calculations for this alternative approach are contained in the Appendix to this letter.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. We would very much like to resolve the Staff’s comments at the earliest opportunity and, therefore respectfully request that the Staff advise us as promptly as possible about arranging a teleconference or if you require any additional information from us. Please contact Mr. Nicky Lee, Corporate Financial Controller, by telephone at (852) 2128 3163 or fax at (852) 2827 1393 if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

Appendix

Appendix

Present value of the minimum lease payments under the Master Lease Agreement (“MLA”)

•	Pre-tax basis

Lease Information
Number of BTS	3,692
Lease term	18	years
• Non-cancellable period	12	years	Clause 2.2(a) of MLA
• Subsequent renewal period	6	years	Clause 2.2(b) of MLA
Monthly lease payment excluding executory costs (USD)
• Year 1 to Year 12	*		Clause 7.1(b) and (c) of MLA
• Year 13 to Year 18	*		Clause 2.2(b), 7.1(b) and (c) of MLA

NPV variables
Discount rate - Implicit interest rate	*%	Note 1

Note 1 - According to IAS 17.20 and 17.4, the discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if this is practicable to determine; if not, the lessee’s incremental borrowing rate shall be used. The interest rate implicit in the lease is the discount rate that, at the inception of the lease, causes the aggregate present value of (a) minimum lease payments and (b) the unguaranteed residual value to be equal to the sum of (i) the fair value of the leased assets and (ii) any indirect costs of the lessor. In this calculation, we have determined the unguaranteed residual value of the leased assets to be US$* million using an income approach, which is consistent with the methodology we used in establishing the fair value of the leased assets. We have not included any initial direct costs in our calculation as the incremental costs that are directly attributable to negotiating and arranging the lease are not material. With the input of calculations as shown above, the interest rate implicit in the lease is calculated to be approximately *%.

Note 2 - The present value of the minimum lease payments represents approximately *% of the fair value of the leased assets. The ratio of the minimum lease payments to the fair value of the leased assets was determined to be 85% using post-tax cash flow assumptions as stated in our letter dated October 10, 2008. As the significance tests performed on a pre-tax and post-tax basis generate similar results with a variance of *%, this has not changed our conclusion that the present value of the minimum lease payments does not represent substantially all of the fair value of the leased assets.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.